SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE YEAR ENDED DECEMBER 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER: 001-15405

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC.

401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.

395 PAGE MILL ROAD

PALO ALTO, CALIFORNIA 94306

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule as of December 31, 2004:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Agilent Technologies, Inc.

401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California

May 13, 2005

AGILENT TECHNOLOGIES, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)
	December 31
	2004	2003
Assets:
Investments, at fair value	$1,585,055	$1,793,413
Participant loans	15,540	16,137

Assets held for investment purposes	1,600,595	1,809,550

Cash in transit for Stable Value Fund	250,359
Employer’s contribution receivable	4,460	4,500
Accrued income receivable	247	484
Receivable from broker for securities sold	8,099	1,353

Total assets	1,863,760	1,815,887

Liabilities:
Payable to broker for securities purchased	3,284	1,665
Reverse repurchase agreement	3,967

Total liabilities	7,251	1,665

Net assets available for benefits	$1,856,509	$1,814,222

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.
401(k) PLAN

ST ATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)
	Years ended
	December 31,
	2004	2003
Additions to net assets attributed to:
Investment income:
Dividends and interest	$30,640	$20,060
Net realized and unrealized appreciation in fair value of investments	65,036	353,106

	95,676	373,166

Contributions:
Participants’	90,471	116,467
Employer’s	36,095	39,838

	126,566	156,305

Total additions	222,242	529,471

Deductions from net assets attributed to withdrawals and distributions	179,955	242,928

Net increase prior to transfer	42,287	286,543

Transfer of assets:
From RedSwitch Retirement Savings Plan to the Plan		2,679

Net increase in net assets	42,287	289,222

Net assets available for benefits:
Beginning of year	1,814,222	1,525,000

End of year	$1,856,509	$1,814,222

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan provides benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Agilent Technologies, Inc. (the Company) intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Code.

Administration - The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Sales and purchases are recorded on the trade date. Benefits are recorded when paid. Dividends are recorded on the ex-dividend date.

Investments - Investments of the Plan are held by Fidelity, as trustee, and invested based upon instructions received from participants.

The Plan’s investments in Company common stock, Hewlett-Packard Company common stock (which was completely liquidated as of January 7, 2005) and mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

On December 31, 2004, investments in the Fidelity Institutional Money Market Fund and the Fidelity Intermediate Bond Fund were sold. These trades were settled on January 3, 2005 and invested in assets which comprise a new Stable Value Fund created for the Plan and managed for the Plan by Deutsche Asset Management.

The Morgan Stanley Mid Cap Growth Fund and the Janus Aspen Worldwide Growth Fund were also liquidated and mapped into the BNY Hamilton Small Cap Growth Fund and the Templeton Foreign Fund A, respectively.

Income Taxes - The Plan has been amended since receiving its latest favorable determination letter dated January 2, 2003. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Agilent Technologies, Inc. common stock. Investments in the Fund are at the direction of the Plan participants. The shares of Agilent Technologies, Inc. common stock are traded in the open market.

NOTE 3 - PARTICIPATION AND BENEFITS

Eligibility - Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company. There is no waiting period for eligibility.

Participant Contributions - Upon initially becoming an eligible employee, a participant is deemed to have elected a 3% deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan. Participating employees can elect to have the Company contribute up to 50% of their eligible pre-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction. The Plan also allows eligible participants to make a catch-up contribution up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible distributions received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer Contributions - The Company makes matching contributions as required by the Plan document. In 2004 and 2003, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s eligible pre-tax compensation, and 50% of the employee’s salary deferral for the next 2% of employee’s eligible pre-tax compensation. The Company matching contribution is deposited into the individual employee’s Plan account after the end of each of the Company’s fiscal quarters, which are January 31, April 30, July 31 and October 31. To receive the Company match, the participant must be an employee of the Company at these dates, consistent with the terms of the Plan, except for certain retirees and deceased employees who either retired or died during the fiscal quarter.

Both employee deferrals and Company contributions in 2004 and 2003 have been made in cash for all funds; however, Company contributions invested in the Fund may be made in either cash or common stock of the Company. No Company contributions have been made in the form of common stock of the Company in 2004 and 2003.

Vesting - Participants are 100% vested in their salary deferrals and rollover contributions, and Company matching contributions transferred to their accounts at the end of each corresponding fiscal quarter, subject to the terms of the Plan.

Participant accounts - Each participant’s account is credited with the participant’s salary deferrals, Plan earnings or losses and an allocation of the Company’s matching contribution. Participating employees may not direct future contributions nor transfer monies into the Hewlett-Packard Stock Fund, which was completely liquidated on January 7, 2005. Allocation of the Company’s matching contribution is based on participant contributions, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments. Prior to January 1, 2005, new hires had their initial contributions invested in the Fidelity Institutional Money Market Fund, the fund designated as the Plan default fund, until the participant made a change to that investment election. Effective January 1, 2005, the retirement age-appropriate Fidelity Freedom Fund was selected as the Plan’s default fund because each fund is a blend of stocks, bonds and short-term investments designed to provide an age-appropriate asset allocation for an investor based on his or her targeted retirement date.

Payment of benefits - Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account in the form of rollovers or payments in cash and stock. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000. To comply with the Department of Labor’s regulations on mandatory cash-out distributions, Agilent Technologies, Inc. amended the Plan effective March 28, 2005, to lower the dollar threshold for automatic lump sum distributions from $5,000 to $1,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000, and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance. Such loans bear interest at a rate fixed at the time of loan of the prime rate plus one-half percent and must be repaid to the Plan between one year and four years. Generally, loans are repaid semi-monthly via automatic payroll deduction. The Plan allows terminated participants to electronically continue to repay their loan after termination of employment. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2004 carry interest rates ranging from 4.5% to 10%.

NOTE 4 - PLAN TRANSFER

In March 2003, Plan assets of approximately $2,679,000 were transferred from the RedSwitch Retirement Savings Plan via a batched rollover into the Plan as part of the Company’s acquisition of RedSwitch. Activities related to these assets are included in the statement of changes in net assets from the date of the transfer.

NOTE 5 - INVESTMENTS

The number of shares of Agilent Technologies, Inc. common stock in the Fund was 8,156,011 and 7,614,386 as of December 31, 2004 and 2003, respectively. The fair value of the Agilent common stock included in the Fund was approximately $196,540,000 and $222,645,000 at December 31, 2004 and 2003, respectively. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund at December 31, 2004 and 2003 was 11,063,873 and 10,324,192 respectively, and the net unit value was $17.92 and $21.66, respectively, at these dates. The Fund is comprised primarily of Agilent Technologies, Inc. common stock purchased on the open market. The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

The number of shares of Hewlett-Packard Company common stock in the Hewlett-Packard Stock Fund (the H-P Fund) was 1,991,987 and 5,871,957 as of December 31, 2004 and 2003, respectively. The fair value of the Hewlett-Packard Company common stock included in the H-P Fund was approximately $41,766,000 and $134,885,000 at December 31, 2004 and 2003, respectively. The H-P Fund assigned units of participation to those participants with account balances in the H-P Fund. The total number of units in the H-P Fund at December 31, 2004 and 2003 was 1,224,200 and 3,776,561, respectively, and the net unit value was $34.12 and $36.70, respectively, at these dates. The H-P Fund was comprised primarily of Hewlett-Packard Company common stock which was included in the assets transferred from the Hewlett-Packard Company Tax Savings Capital Accumulation Plan in accordance with the Employee Matters Agreement, effective August 12, 1999. The participants who were invested in the H-P Fund at the time the Company legally separated from Hewlett-Packard Company were able to maintain their investments in the H-P Fund. The H-P Fund also included a minor investment in the Fidelity Institutional Money Market Fund. Contributions or account balance transfers into the H-P Fund were prohibited; however, participants could transfer their balances out of the H-P Fund at any time. In 2003, the Plan was amended to eliminate the H-P Fund as an investment option and to allow participants to move their balance to other investment options or take a distribution if they were eligible under the terms of the Plan. Close to the end of the year, certain participants requested liquidation of their investment in the H-P Fund. Since there is a time lag from the trade date to the settlement date, the Plan had a receivable from broker for securities sold at December 31, 2004. In order to provide liquidity in the H-P Fund, the Plan entered into a reverse repurchase agreement. The amount received by the Plan under the reverse repurchase agreement is reflected in the Plan financial statements as a liability. This liability matured and was paid on the same date as the receivable from broker for securities sold was collected.

The following table is a summary of the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2004	2003
Fidelity Institutional Money Market Fund	$633	$217,670
Fidelity Contrafund	221,374	164,681

Fidelity Growth and Income Fund	112,295	101,845

Fidelity Magellan Fund	305,104	326,444

Fidelity Intermediate Bond Fund	—	77,720
Fidelity Low-Priced Stock Fund	172,528	113,600

Spartan U.S. Equity Index Fund	132,045	116,433
Templeton Foreign Fund A	106,027	43,314
Hewlett-Packard Company common stock	41,766	134,885

Agilent Technologies, Inc. common stock	196,540	222,645

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31 (in thousands):

	2004	2003
Common stock	$(52,256)	$130,529
Mutual funds	117,292	222,577

TOTAL	$65,036	$353,106

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 - SUBSEQUENT EVENTS:

The HP Fund was eliminated effective at the close of the market on December 31, 2004. Any assets remaining in this fund as of the liquidation date were transferred to the new default fund, the retirement age-appropriate Fidelity Freedom Fund, based on the participant’s targeted retirement date.

Effective	July 1, 2005, the Plan will implement the following Fund restrictions:

•	Limit investment elections for participant and Company matching contributions to the Fund to no more than 25% of the total contribution

•	Prohibit investment elections of contributions in the Fund if the participant’s balance in the Fund would be greater than or equal to 25% of the participant’s total 401(k) balance.

•	Prohibit exchanges into the Fund if, after the exchange, the participant’s balance in the Fund would be greater than or equal to 25% of the participant’s total 401(k) balance.

AGILENT TECHNOLOGIES, INC.			EIN: 77-0518772
401(k) PLAN			PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2004
(in thousands)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Current value
	Fidelity Management Trust Company:
	Harbor Capital Appreciation Fund	Mutual fund		$51,685
	ICAP Equity Portfolio Fund	Mutual fund		29,347
	Templeton Foreign Fund A	Mutual fund		106,027
	PIMCO Total Return Fund	Mutual fund		80,049
	Domini Social Equity Fund	Mutual fund		11,676
	Bank of New York Hamilton Small Cap Growth Fund	Mutual fund		85,602
*	Fidelity Institutional Money Market Fund	Money market		633
	Hewlett-Packard Company common stock	Common stock		41,766
*	Agilent Technologies, Inc. common stock	Common stock		196,540
*	Fidelity Magellan Fund	Mutual fund		305,104
*	Fidelity Contrafund	Mutual fund		221,374
*	Fidelity Growth and Income Fund	Mutual fund		112,295
*	Fidelity Low-Priced Stock Fund	Mutual fund		172,528
*	Spartan Extended Market Index	Mutual fund		38,384
*	Spartan U.S. Equity Index Fund	Mutual fund		132,045
*	Participant loans	Interest rates ranging from 4.5% to 10%		15,540

			Total	$1,600,595

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 24, 2005	By:	/s/ David B. Cooper, Jr.
David B. Cooper, Jr.
Senior Vice President, Finance, and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation